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November 11, 2005

Via EDGAR and Overnight Delivery

For Commission Use Only

Larry Spirgel
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0308

Re:	Health Discovery Corporation
Form 10-KSB/A FYE 12/31/04
File No. 333-62216

Dear Mr. Spirgel:

Thank you for your comment letter, dated October 12, 2005, issued by the staff of the Division of Corporation Finance with respect to the Form 10-KSB/A referenced above with respect to Health Discovery Corporation (the “Company”). On behalf of the Company, our client, we have prepared this reply to the comment letter and to questions raised in our subsequent conversations with Gopal Dharia, Yvette Lyon and Carlos Bacho.

For your convenience, we have copied the comment into this letter and included the response below.

Comment:

Note K-Stockholders' Equity, page F-16

We note that you are required to register the shares underlying the warrants issued in connection with the private placements in 2004 and 2005. We also note that if the registration statement is not declared effective within 120 days of March 10, 2005 you are required to issue additional shares and warrants equal to one percent of the number of shares and warrants purchased by such participants for each 30-day period beginning on the 121st day until the registration statement is declared effective and that beginning September 7, 2005, the number of shares and warrants to be issued will increase from one percent to two percent for each 30-day period until the registration statement is declared effective. Therefore, we believe that under paragraph 20 of EITF 00-19, it is not appropriate to assume net-share settlement as the number of shares required to pay the penalty is essentially indeterminate. Accordingly net-cash settlement should be assumed. In view of that we believe that you should amend your financial statements as follows:

Larry Spirgel
United States Securities and Exchange Commission
November 11, 2005

•	Classify the warrants as a liability, initially measured at fair value with subsequent changes in fair value reported in earnings as long as the warrants remain classified as liabilities.

•
Classify all previously issued warrants and options to non-employees as a liability. This is due to the fact that as a result of the issuance of the warrants in the private offering, it is not appropriate to assume that you will have an enough number of authorized and unissued shares to shares to settle the contract.

Response:

To recall the facts, the Company raised approximately $3.7 million in two different but similar private placements, beginning in the fall of 2004 and concluding in March, 2005. Each placement was comprised of a unit, consisting of one share of common stock and one warrant to acquire a share of common stock. With respect to the second private placement, each securities purchase agreement was an independent agreement and not dependent on any other. There was no minimum amount of funds that the Company had to obtain or put into escrow before the purchases were binding. Substantially all of the purchase agreements were identical. However, the final 7 investors (the “Investors”) negotiated liquidated damages that obligated the Company to issue shares of unregistered common stock if the Company did not file a registration statement within 60 days and if that registration was not declared effective within 120 days. These 7 investors purchased 6,812,500 shares and an equal number of warrants. All 7 of these sales occurred in the first quarter of 2005. The Company has satisfied the first obligation - to file the registration statement; however, the registration statement has not been declared effective due to the accounting concerns raised by the Staff in connection with the review of the Company’s 10-K/A. Accordingly, the Company continues to satisfy the liquidated damages obligation. As we have discussed with representatives of the Staff on several telephone calls, the Company was asked to address two different concepts with respect to these liquidated damages.

Indeterminate Number of Shares

The first issue representatives of the Staff raised was whether the number of shares to be issued as liquidated damages was indeterminate thereby requiring an adjustment to the financial statements under EITF 00-19. The Company believes that based on the wording of the contracts, the maximum number of shares it might be required to issue is determinable.

The Company must issue shares with respect to both the shares and warrants purchased as set forth in Section 3.1, which states:

The Company shall:

a.
subject to receipt of necessary information from the Purchasers after prompt request from the Company to the Purchasers to provide such information, (i) use its best efforts to prepare and file with the SEC, within 60 days after the close of the Offering (the “Final Closing Date”), a registration statement on Form SB-2 (the “Registration Statement”) to enable the public, unrestricted resale of the Shares and the Warrant Shares (and shall include in the Registration Statement or promptly file an

Larry Spirgel
United States Securities and Exchange Commission
November 11, 2005

amendment to the Registration Statement to register, as appropriate, any additional Shares or Warrant Shares issued pursuant to Section 3.1(a)(ii) or (iii) or Section 4.6) by the Purchasers from time to time, and shall use its best efforts to ensure that the Registration Statement is declared effective within 120 days of the Final Closing Date, and (ii) in the event that the Registration Statement is not filed within 60 days of the Final Closing Date or declared effective by the Securities and Exchange Commission (the “SEC”) within 120 days of the Final Closing Date, then the number of Shares and the number of Warrant Shares sold to the Purchaser pursuant to this Agreement shall be increased by one percent (1%) for each 30-day period beginning on the 121st day after the Registration Statement was to be filed or declared effective until the Registration Statement is filed or declared effective, as the case may be, and (iii) in the event that the Registration Statement is not declared effective by the Securities and Exchange Commission within 181 days of the Final Closing Date, then the number of Shares and the number of Warrant Shares sold to the Purchaser pursuant to this Agreement shall be increased by two percent (2%) for each 30-day period beginning on the 181st day after the Final Closing Date until the Registration Statement is declared effective. All Shares and the replacement Warrant(s) to effect Section 3.1(a)(ii) or (iii) will be delivered within ten days of each delinquency.

The Company’s obligation to satisfy the registration statement expires once the shares are sold or when there are no longer any transfer restrictions under the Securities Act. Section 3.3, entitled “Termination of Conditions and Obligations,” states:

The conditions precedent imposed by Section 2.2 or this Article III upon the transferability of the Shares and the Warrant Shares shall cease and terminate as to any particular number of Shares and Warrant Shares when such shares shall have been effectively registered under the Securities Act and sold or otherwise disposed of in accordance with the intended method of disposition set forth in the Registration Statement covering such shares or at such time as an opinion of counsel reasonably satisfactory to the Company shall have been rendered to the effect that such conditions are not necessary in order to comply with the Securities Act. (Emphasis added).

Because the obligation has a temporal limitation and the formula for computing the liquidated damages is a function of the passage of time (unlike the example in EITF 00-19 para. 22), the Company can compute the maximum number of shares it may be required to issue under Section 3.1.

The determination of how long the liquidated damages continue differs for the shares and warrants. With respect to the shares, an opinion of counsel that the shares are not subject to Securities Act restrictions can be issued once the two year holding period has lapsed. Accordingly, the maximum number of shares required to be issued pursuant to Section 3.1 of the Securities Purchase Agreement is 2,588,750 shares.

Larry Spirgel
United States Securities and Exchange Commission
November 11, 2005

The warrants issued in the Company’s Round II Private Placement expire on December 31, 2008. Assuming the warrant holder exercises his warrant at the latest date possible, or December 31, 2008, in accordance with Rule 144, the warrant holder would be required to hold the newly exercised shares for an additional two years before he can freely sell or transfer the shares. Thus, the maximum amount of time the Company would be obligated to issue penalty shares as specified in Section 3.1 of the Securities Purchase Agreement would be through December 31, 2010 and the maximum number of shares required to be issued would be 7,221,250. (The attached spreadsheet illustrates the computation for both the shares and warrants.)

The maximum number of shares implicated by the liquidated damages provision can be determined and is 9,810,000. Together with all outstanding shares and derivative securities these shares are less than the number of the Company’s authorized and unissued shares. Accordingly, the Company does not need to amend its financial statements.

Liquidated Damages as a Penalty

As we discussed with representatives of the Staff, the Company believes recording the non-cash liability related to the warrants issued to the Investors is not material to the Company.

In recent conversations, the Staff has articulated its position that pursuant to EITF 00-19 the Company should consider recording the fair market value of the warrants acquired by the Investors as a liability and mark-to-market those securities until no further liquidated damages could be incurred by the Company. The Company views the value of those warrants as immaterial, however, and suggests that one solution is to address the issue prospectively in its filings. To that end, attached is the Company’s computation of the Black-Scholes value of the warrants, which assigns no value to the warrants at September 30, 2005, and $0.01 per warrant at June 30, 2005 and March 31, 2005 (for an aggregate value of approximately $68,000).

Assuming EITF 00-19 controls, the Company believes that recording the fair market value of the warrants on each of its previously issued quarterly reports would not be a material change requiring a restatement of those filings. Rather, the Company proposes that one solution is to record the liability in its quarterly report for the three-month period ending September 30, 2005, and then mark-to-market each quarter, starting with the September 30, 2005 financial statement. At March 31, 2005, the Company had total assets in excess of $4,450,000 and total liabilities of almost $2,400,000. The non-cash charge of $68,000 would have amounted to 1.5% of assets and 2.8% of liabilities. In neither case would the amount be considered material. (The percentages are comparable at June 30, 2005, and at September 30, 2005, the warrants have no value pursuant to the Black-Scholes formulae due to the significant drop in the stock price.) Acknowledging that materiality is both qualitative as well as quantitative, inclusion of the additional amount of the liability would not have shifted the quarter to a profit from a loss, affected whether the Company achieved expected results, affected whether executives qualified for performance bonuses or any of the other characteristics to which one looks to determine if a change were material. Finally, the charge would be a reclassification of an entry that is already included in the financial statements. For these reasons, the Company suggests that there is no need to restate its prior financial statements and requests your concurrence in its analysis.

If you concur with the Company’s conclusion that a restatement is not necessary, the Company will seek to amend the purchase agreements with the 7 investors to eliminate any prospective liquidated damages in order to ensure that the issue is completely resolved. Alternatively, if the concurrence that a restatement is not necessary is dependent on the Company first obtaining these amendments, the Company will immediately undertake seeking the amendments.

Larry Spirgel
United States Securities and Exchange Commission
November 11, 2005

We trust this response has addressed your concerns. Please do not hesitate to let us know any additional questions or comments that the staff may have. Thank you.

Very truly yours, /s/ Todd Wade Todd Wade For Powell Goldstein LLP

cc:	Stephen D. Barnhill Robert S. Braswell, IV

Calculation of Maximum Number of Shares to be Issued

Total Shares w/	Months 1-4	Months 5-6	Months 7-24	Total
Liquid. Rights	0%	1%	2%

6,812,500 Shares	0	136,250	2,452,500	2,588,750

	Months 1-4	Months 5-6	Months 7-58
	0%	1%	2%
6,812,500 Warrants	0	136,250	7,085,000	7,221,250

				9,810,000	Max # to be
					Issued

VALUE AS OF 3/31/05

SFAS NO. 123 Accounting for Stock-Based Compensation:
Stock Options - Pricing Models.

Assumptions:	Value

Risk-free rate	4%
Stock price	$0.23
Exercise price	$0.24
Dividend yield	0%
Number of periods (years, max = 30)	3
Stock price annualized standard deviation (Volatility)	0.0010

Black-Scholes Results:	$0.01

6,812,500 x $0.01 = $68,125.00

VALUE AS OF 6/30/05

SFAS NO. 123 Accounting for Stock-Based Compensation:
Stock Options - Pricing Models.

Assumptions:	Value

Risk-free rate	4%
Stock price	$0.23
Exercise price	$0.24
Dividend yield	0%
Number of periods (years, max = 30)	3
Stock price annualized standard deviation (Volatility)	0.0010

Black-Scholes Results:	$0.01

6,812,500 x $0.01 = $68,125.00

945881

VALUE AS OF 9/30/05

SFAS NO. 123 Accounting for Stock-Based Compensation:
Stock Options - Pricing Models.

Assumptions:	Value

Risk-free rate	4%
Stock price	$0.15
Exercise price	$0.24
Dividend yield	0%
Number of periods (years, max = 30)	3
Stock price annualized standard deviation (Volatility)	0.0010

Black-Scholes Results:	$0.00

6,812,500 x $0.00 = $0.00